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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                            -----------------------

                            Daniel Industries, Inc.
                           (Name of Subject Company)


                             Emerson Electric Co.
                              Emersub LXXIV, Inc.
                                   (Bidders)


                         Common Stock, $1.25 Par Value
                        (Title of Class of Securities)

                            -----------------------

                                  236235-10-7
                     (CUSIP Number of Class of Securities)

                            -----------------------

                            W. Wayne Withers, Esq.
             Senior Vice President, General Counsel and Secretary
                             Emerson Electric Co.
                          8000 West Florissant Avenue
                        St. Louis, Missouri 63136-8506
                                (314) 553-2000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                            -----------------------

                                With Copies to:

                            Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

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CUSIP
  No.      236235-10-7
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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSON ELECTRIC CO.
         IRS IDENTIFICATION NO. 43-0259330
-------  ----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------  ----------------------------------------------------------------------
3.       SEC USE ONLY


-------  ----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC; OO; BK
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
-------  ----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MISSOURI
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0%
-------  ----------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------  ----------------------------------------------------------------------


                                      1
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CUSIP
 No.     236235-10-7
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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSUB LXXIV, INC.
         IRS IDENTIFICATION NO. 43-1850428

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------  ----------------------------------------------------------------------
3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         AF
-------  ----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
-------  ----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------  ----------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE
-------  ----------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0%
-------  ----------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------  ----------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 1999 by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on May 24, 1999 and Amendment No. 2 filed with the Commission on May 27, 1999, relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc. (the "Company"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(c) is hereby amended and supplemented by adding to the end thereof the following:

     The 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer expired on June 3, 1999. On June 4, 1999, Parent and the Company issued a joint press release regarding such expiration. The full text of the joint press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

     Antitrust -- Canada. The statutory waiting period under the Competition Act (Canada) applicable to Purchaser's acquisition of the Shares pursuant to the Offer expired on June 2, 1999. The Commissioner of Competition retains jurisdiction to challenge such an acquisition for up to three years after its consummation.

     Item 10(e) is hereby amended and supplemented as follows:

     On June 4, 1999, the parties to the litigation brought against the Company, Purchaser and the members of the Company's board of directors (collectively, "Defendants") by a Company stockholder purportedly on behalf of all Company stockholders entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement in principle to the terms of a proposed settlement of that action. Under the Memorandum of Understanding, Defendants agreed, in order to avoid the burden and expense of further litigation and to put to rest all claims arising out of or relating in any way to the Offer or the Merger and to permit the Offer to proceed without risk of injunctive relief, that the Company will (i) mail to the Company's stockholders an amendment to the Company's Schedule 14D-9 that will contain certain supplemental disclosures and (ii) issue a press release announcing that the parties to the action have reached a settlement in principle, subject to the approval of the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"). The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including the mailing of the amendment referred to in clause (i) of the preceding sentence to the Company's stockholders on or before June 7, 1999; the consummation of the Offer; the completion by plaintiff of appropriate discovery reasonably satisfactory to plaintiff's counsel; the drafting and execution of definitive settlement documents; and final Court approval of the settlement and dismissal of the action with prejudice and without costs to any party except as provided below. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, Defendants and certain other parties will be released from all claims that were or could have been raised against them in the action (or that relate in any way to the Merger, the Merger Agreement or the Offer) and the action will be dismissed with prejudice as to plaintiff and a class consisting of all persons (other than Defendants and their affiliates) who owned or have owned stock on or after May 21, 1999


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


through and including the closing of the Merger (the "Class"). The Company will cause the dissemination of the notice of the settlement to members of the Class in accordance with Delaware law and will pay all costs and expenses incurred in providing such notice to the members of the Class. In connection with the Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiff's counsel may apply to the Court for an award of fees and expenses of up to an aggregate amount of $200,000 which, if awarded, will be paid by the Company to the receiving agent for plaintiff's counsel. Defendants and other releasees will not take any position regarding such application for fees and expenses. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached as Exhibit (g)(4) and is incorporated herein by reference. On June 7, 1999, Parent and the Company issued a joint press release regarding the proposed settlement. The full text of the joint press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(10) Text of Joint Press Release issued by Emerson Electric Co. and Daniel Industries, Inc. on June 4, 1999

     (a)(11) Text of Joint Press Release issued by Emerson Electric Co. and Daniel Industries, Inc. on June 7, 1999.

     (g)(4)    Memorandum of Understanding dated June 4, 1999


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


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 7, 1999                            EMERSON ELECTRIC CO.


                                        By: /s/ Robert M. Cox, Jr.
                                           ------------------------------------
                                           Name:  Robert M. Cox, Jr.
                                           Title: Senior Vice President -
                                                  Acquisitions and Development


                                        EMERSUB LXXIV, INC.


                                        By: Robert M. Cox, Jr.
                                            -----------------------------------
                                            Name:  Robert M. Cox, Jr.
                                            Title: Vice President


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Exhibit No.                        EXHIBIT INDEX
----------- ---------------------------------------------------------------


  (a)(10) Text of Joint Press Release issued by Emerson Electric Co. and Daniel Industries, Inc. on June 4, 1999

  (a)(11) Text of Joint Press Release issued by Emerson Electric Co. and Daniel Industries, Inc. on June 7, 1999

  (g)(4)    Memorandum of Understanding dated June 4, 1999


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